UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of: March 2018 (Report No. 1)

Commission File Number 001-35932

ARCTURUS THERAPEUTICS LTD.

(Translation of Registrant’s name into English)

10628 Science Center Drive, Suite 200

San Diego, California 92121

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

On March 11, 2018, Arcturus Therapeutics Ltd. (the “Company”) published a notice that it will hold an extraordinary general meeting of shareholders (the “Meeting”) at the offices of the Company’s U.S. legal counsel, Cooley LLP, at 4401 Eastgate Mall, San Diego, California, 92121-1909, on Monday, May 7, 2018 at 10:00 a.m., Pacific time. Following the record date for the Meeting, which has been set for Monday, April 9, 2018, the Company will distribute a proxy statement describing the proposed resolutions for the Meeting and a proxy card to all shareholders of record as of the record date. The notice is attached hereto as Exhibit 99.1.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARCTURUS THERAPEUTICS LTD.

Date: March 12, 2018	By:	/s/ Mark Herbert
	Name:	Mark Herbert
	Title:	Interim President

Exhibit Index

Exhibit No.	Description

99.1	Press Release issued by the Company on March 11, 2018, titled “Arcturus Therapeutics Announces Extraordinary General Meeting of Shareholders.”